As filed with the Securities and Exchange Commission on August 2, 1999
================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 1999

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-               .

================================================================================

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek societe anonyme (the "Company"), for the fiscal quarter ended June 30, 1999.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

         In May 1996, the Company completed the acquisition of interests in Antenna R.T. Enterprises, Antenna Spoudastiki Ltd., Pacific Broadcast Distribution Ltd. and Audiotex S.A. See Note 1 of Notes to Financial Statements. These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. The Company intends to reflect such restated financial statements in an amendment to its Annual Report on Form 20-F for the year ended December 31, 1998.


PART I.       FINANCIAL INFORMATION
                                                                                                    Page
     ITEM 1.      UNAUDITED FINANCIAL STATEMENTS
         Condensed Consolidated Statements of Operations for the three months ended June 30, 1998 and 1999 and the six months ended June
         30, 1998 and 1999.....................................................................       1

         Condensed Consolidated Balance Sheets as of December 31, 1998 and
         June 30, 1999.........................................................................       2

         Condensed Consolidated Statement of Shareholders' Equity for the six
         months ended June 30, 1999............................................................       4

         Condensed Consolidated Statements of Cash Flows for the six months
         ended June 30, 1998 and 1999..........................................................       5

         Notes to Financial Statements.........................................................       6

     ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS...................................................................      15

     ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES
                  ABOUT MARKET RISK............................................................      23

PART II.      OTHER INFORMATION

     ITEM 2.      CHANGES IN SECURITIES AND USE OF PROCEEDS....................................      25

     ITEM 4.      SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY
                  HOLDERS......................................................................      25

     ITEM 5.      OTHER INFORMATION............................................................      26

PART I.       FINANCIAL INFORMATION

ITEM 1.       UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                For the three months ended June 30, 1998 and 1999
               and for the six months ended June 30, 1998 and 1999

     (In thousands of drachmae and U.S. dollars, except earnings per share)

                                                    Unaudited Three Months                   Unaudited Six Months
                                    Notes               Ended June 30,                          Ended June 30,
                                    -----  ----------------------------------------  -------------------------------------
                                                 1998                 1999                1998                1999
                                           ---------------  -----------------------  --------------  ---------------------
                                                (GRD)          (GRD)          ($)        (GRD)         (GRD)         ($)
Advertising revenue.................             8,833,932   10,832,730      34,379    14,840,535    18,456,677     58,574
Related party revenue...............  3            767,964      541,763       1,719     1,446,421       959,593      3,045
Other revenue.......................                28,556      197,496         627        78,230       368,760      1,171
                                           ---------------  -----------  ----------  --------------  ----------  ---------
Total net revenue...................             9,630,452   11,571,989      36,725    16,365,186    19,785,030     62,790
                                           ---------------  -----------  ----------  --------------  ----------  ---------
Cost of sales.......................             1,943,849    1,823,016       5,786     3,092,015     3,249,877     10,314
Selling, general and administrative
   expenses.........................             1,513,246    1,221,152       3,875     2,795,560     2,580,755      8,190
Amortization of programming costs...             3,072,183    3,106,278       9,858     6,236,090     6,243,947     19,816
Depreciation........................               118,498      166,007         527       242,508       333,302      1,058
                                           ---------------  -----------  ----------  --------------  ----------  ---------
Operating income....................             2,982,676    5,255,536      16,679     3,999,013     7,377,149     23,412
Interest expense, net...............              (714,528)    (555,328)     (1,762)   (1,441,340)   (1,240,397)    (3,936)
Foreign exchange gains (losses).....  10           682,055     (617,986)     (1,961)   (2,342,866)     (528,390)    (1,677)
Equity in net income of
   unconsolidated entities..........                    --         (487)         (2)           --        14,898         47
Related party commission income.....  3                 --       85,656         272            --       230,972        733
Other income (expense)..............  11             9,667     (179,918)       (571)       18,586      (472,813)    (1,501)
                                           ---------------  -----------  ----------  --------------  ----------  ---------
Earnings before income taxes........             2,959,870    3,987,473      12,655       233,393     5,381,419     17,078
Provision for income taxes..........  7            164,162    1,460,175       4,634       418,542     2,086,684      6,622
                                           ---------------  -----------  ----------  --------------  ----------  ---------
Net income (loss) ..................             2,795,708    2,527,298       8,021      (185,149)    3,294,735     10,456
                                           ===============  ===========  ==========  ==============  ==========  =========
Basic and diluted earnings
   (loss) per share.................                 166.7       127.32        0.48        (11.04)       165.99       0.53
                                           ===============  ===========  ==========  ==============  ==========  =========

     Exchange rate used for the convenience translation of the June 30, 1999 balances is GRD 315.10 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                    As of December 31, 1998 and June 30, 1999
                   (In thousands of drachmae and U.S. dollars)

                                                                                                    Unaudited
                                                                         December 31,                June 30,
                                                                  ----------------------------------------------------
                                                          Notes       1998          1998         1999         1999
                                                          -----   ------------  ------------ ------------ ------------
                                                                      (GRD)          ($)         (GRD)         ($)
                         ASSETS
--------------------------------------------------------
Current assets:
        Cash on hand and in banks.......................            11,300,087       35,862   21,499,702     68,231
        Restricted cash.................................                    --           --      195,105        619
        Accounts receivable, less allowance for
        doubtful accounts of GRD 1,161,396 in 1998
        and 1,203,474 in 1999...........................            17,155,755       54,446   21,285,296     67,551
        Due from related parties........................   3         2,499,479        7,932    3,483,839     11,056
        Programming costs, net..........................   5        11,795,427       37,434   12,071,511     38,310
        Advances to related parties.....................   3           141,710          450      149,060        473
        Advances to third parties.......................               549,786        1,745      780,727      2,478
        Prepaid expenses................................                42,738          136       64,470        205
        Other current assets............................                87,059          276           --         --
        Unamortized premium.............................             1,224,719        3,887           --         --
        Income and withholding tax advances.............               578,826        1,837      632,785      2,008
                                                                  ------------  ------------ ------------ ------------
    Total current assets................................            45,375,586      144,005   60,162,495    190,931

Property and equipment, net.............................             1,675,469        5,317    1,705,746      5,413
Investment in unconsolidated entity.....................                84,785          269       99,684        316
Broadcast and transmission equipment
   under capital leases, net............................             1,073,600        3,407      988,062      3,136
Deferred charges, net...................................   1         1,959,622        6,219    1,790,447      5,682

Programming costs, excluding current portion
 ........................................................   5         7,087,570       22,493    7,340,612     23,296
Other receivable less allowance for doubtful
accounts
   and fair value of GRD 440,000 in 1998 and
   GRD 460,000 in 1999..................................               329,498        1,046      301,998        959
Due from related party..................................   3         2,021,798        6,416    2,198,620      6,978
Advances to related parties.............................   3           165,137          524      165,137        524
Deferred tax assets.....................................   7           345,242        1,096      345,573      1,097
Other assets............................................               121,990          387      217,760        691
                                                                  ------------  ------------ ------------ ------------
    Total assets........................................            60,240,297      191,179   75,316,134    239,023
                                                                  ============  ============ ============ ============

 Exchange rate used for the convenience translation of the December 31, 1998 and
                 June 30, 1999 balances is GRD 315.10 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                    As of December 31, 1998 and June 30, 1999
         (In thousands of drachmae and U.S. dollars, except share data)

                                                                                                    Unaudited
                                                                         December 31,                June 30,
                                                                  ----------------------------------------------------
                                                          Notes       1998          1998         1999         1999
                                                          -----   ------------  ------------ ------------ ------------
                                                                      (GRD)          ($)         (GRD)         ($)
          LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------
Current liabilities:
    Bank overdrafts and short-term borrowings...........   6        1,468,155        4,659     1,293,514       4,105
    Current portion of obligations under capital leases.              107,585          341       108,819         345
    Trade accounts, notes and cheques payable...........            4,268,500       13,546     3,108,001       9,864
    Program license payable.............................            2,607,320        8,275     2,217,631       7,038
    Payable to related party............................                   --           --        13,485          43
    Customer advances...................................              271,865          863       125,942         400
    Accrued interest....................................            1,246,685        3,957     1,304,852       4,141
    Accrued expenses and other current liabilities......            9,418,064       29,889     4,068,837      12,913
    Income taxes payable                                                   --           --         4,185          13
    Deferred tax liability..............................   7        1,165,531        3,699     3,209,045      10,184
    Dividends payable...................................   1       10,040,283       31,864            --          --
    Current portion of other long-term liability........              929,362        2,949       934,200       2,965
                                                                  ------------  ------------ ------------ ------------
Total current liabilities...............................           31,523,350      100,042    16,388,511      52,011
                                                                  ------------  ------------ ------------ ------------
Long-term liabilities:
    Long-term debt......................................   8       32,545,000      103,285    34,924,851     110,837
    Long-term obligations under capital leases..........              417,940        1,326       334,349       1,061
    Other long-term liability...........................            1,546,397        4,908       990,649       3,144
    Employee retirement benefits........................              436,982        1,387       429,821       1,364
    Long-term provisions................................              254,525          808       166,711         529
                                                                  ------------  ------------ ------------ ------------
Total liabilities.......................................           66,724,194      211,756    53,234,892     168,946
                                                                  ------------  ------------ ------------ ------------
Shareholders' equity:
    Share capital (16,769,440 common shares authorized
    and issued as of December 31, 1998 and 19,849,440
    common shares authorized and issued as of June 30,
    1999, GRD 100 par value)............................   9        1,676,944        5,322     1,984,944       6,300
    Additional paid-in capital..........................   9        3,752,500       11,909    28,714,904      91,129
    Accumulated (deficit)...............................          (11,913,341)     (37,808)   (8,618,606)    (27,352)
                                                                  ------------  ------------ ------------ ------------
Total shareholders' equity..............................           (6,483,897)     (20,577)   22,081,242      70,077
                                                                  ------------  ------------ ------------ ------------
Commitments and contingencies
        Total liabilities and shareholders' equity......           60,240,297      191,179    75,316,134     239,023
                                                                  ============  ============ ============ ============

   Exchange rate used for the convenience translation of the December 31, 1998 and June 30, 1999 balances is GRD 315.10 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS'
                                     EQUITY

                     For the six months ended June 30, 1999
                           (In thousands of drachmae)

                                                                        Accumulated (Deficit) Retained
                                                                                   Earnings
                                                                    --------------------------------------
                                                                       Legal,
                                                                        Tax       Accumulated
                                                        Additional   Free and      (Deficit)
                                              Share      Paid-in       Other       Retained
                                             Capital     Capital     Reserves      Earnings       Total       Grand Total
                                           ----------- ------------ -----------  ------------  -----------  ---------------
Balance, December 31, 1998................   1,676,944    3,752,500   2,624,187   (14,537,528) (11,913,341)      (6,483,897)
    Issuance of 3,080,000 common shares
       (unaudited)........................     308,000   24,962,404          --            --           --       25,270,404
    Net income for the six months
       (unaudited)........................          --           --          --     3,294,735    3,294,735        3,294,735
    Transfer of statutory earnings to legal
       tax free and other reserves
       (unaudited)........................          --           --     124,061      (124,061)          --               --
                                           ----------- ------------ -----------  ------------  -----------  ---------------
Balance, June 30, 1999 (unaudited)........   1,984,944   28,714,904   2,748,248   (11,366,854)  (8,618,606)      22,081,242
                                           =========== ============ ===========  ============  ===========  ===============

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the six months ended June 30, 1998 and 1999
                   (In thousands of drachmae and U.S. dollars)

                                                                         Unaudited Six Months Ended June 30,
                                                                    ----------------------------------------------
                                                                         1998                      1999
                                                                    --------------   -----------------------------
                                                                         (GRD)             (GRD)            ($)
Cash flows from operating activities
   Net (loss) income...............................................      (185,149)        3,294,735        10,456
   Adjustments to reconcile net income to net cash
     Deferred income taxes.........................................       361,257         2,043,183         6,484
     Equity in net income of unconsolidated entities...............            --           (14,899)          (47)
     Amortization of debt issuance expenses........................       113,294           169,175           537
     Amortization of premium on forward contract and
        loss on option.............................................            --         1,224,719         3,887
     Depreciation of property and equipment and capital leases
       and amortization of programming costs.......................     6,478,597         6,577,249        20,874
     Provision for other long-term liabilities.....................        25,000            15,000            48
     Provision for employee retirement benefits....................         1,800            22,000            70
     Change in current assets and liabilities
         (Increase) in accounts and other receivable...............    (2,033,965)       (4,102,041)      (13,018)
         (Increase) in due from related parties....................    (1,141,999)       (1,155,047)       (3,666)
         (Increase) in programming costs...........................    (9,010,659)       (6,753,431)      (21,433)
         (Increase) in prepaid and licensed programming expenditures     (431,239)          (19,642)          (62)
         (Decrease) in trade accounts, notes and
           cheques payable.........................................      (328,755)       (1,160,499)       (3,683)
         (Decrease) in licensed program payable....................       (69,832)         (389,689)       (1,237)
         Increase (decrease) in customer advances..................       255,184          (145,923)         (463)
         Increase (decrease) in accrued expenses liabilities.......     1,681,552        (5,973,945)      (18,959)
         Increase in income taxes payable..........................        15,177             4,185            13
         Other, net................................................      (985,983)         (315,343)       (1,001)
                                                                    --------------   ---------------   -----------
              Total adjustments....................................    (5,070,571)       (9,974,948)      (31,656)
                                                                    --------------   ---------------   -----------
Net cash (used) in operating activities............................    (5,255,720)       (6,680,213)      (21,200)
                                                                    --------------   ---------------   -----------
Cash flows from investing activities
   Acquisition of affiliated companies.............................            --       (10,040,283)      (31,864)
   Purchase of fixed assets........................................       (72,068)         (278,041)         (882)
                                                                    --------------   ---------------   -----------
Net cash (used) in investing activities............................       (72,068)      (10,318,324)      (32,746)
                                                                    --------------   ---------------   -----------
Cash flows from financing activities
   Issuance of common shares.......................................            --        25,270,404        80,198
   Redemption of Senior Notes......................................            --        (1,185,994)       (3,764)
   (Decrease) in bank overdrafts and
      short term borrowings, net...................................            --          (174,641)         (554)
   (Increase) in restricted cash...................................            --          (195,105)         (619)
   Repayments of capital lease obligations.........................       (50,901)          (82,357)         (261)
   Debt issuance costs of Senior Notes.............................       (74,086)               --            --
                                                                    --------------   ---------------   -----------
Net cash (used in) provided by financing activities................      (124,987)        23,632,307        75,000
                                                                    --------------   ---------------   -----------
Effect of exchange rate changes on cash............................     2,923,970          3,565,845        11,317
                                                                    --------------   ---------------   -----------
(Decrease) increase in cash........................................    (2,528,805)        10,199,615        65,117
Cash at beginning of year..........................................    11,533,274         11,300,087        35,862
                                                                    --------------   ---------------   -----------
Cash at end of year................................................     9,004,469         21,499,702       100,979
                                                                    --------------   ---------------   -----------
Supplemental disclosure of cash flow information:
     Cash paid for interest........................................       263,078            354,815         1,126

Exchange rate used for the convenience translation of the June 30, 1999 balances is GRD 315.10 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                          NOTES TO FINANCIAL STATEMENTS


I.    Summary of Significant Accounting Policies

      Basis of Presentation

      The financial statements and related notes at June 30, 1999 and for the three and six months ended June 30, 1998 and 1999 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1998 Annual Report on Form 20-F for the year ended December 31, 1998. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three and six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year or any other interim period.

      Acquisitions

      On May 6, 1999, the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of approximately $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

      These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

      The total purchase price of all the businesses amounted to $38.2 million, comprised of cash consideration of $33 million and the assumption of $5.2 million of debt. The total cash purchase price exceeded the book value of the acquired companies by GRD 11,969 million ($37.9 million), resulting in a deemed dividend to the shareholders.

      Principles of Consolidation

      The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

      Deferred Charges

      The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the six months ended June 30, 1998 and 1999 totaled GRD 113 million and GRD 169 million, respectively, and is included in interest expense in the accompanying unaudited statements of operations for the six months ended June 30, 1998 and 1999.

      Foreign Exchange Contracts

      Antenna enters into foreign exchange contracts to manage its exposure to foreign currency exchange and interest rate risks. Financial instruments are recorded on the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedging criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

      The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 261 million was recognized for the three months ended June 30, 1999 and GRD 783 million was recognized for the six months ended June 30, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

      Option

      The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the three months and six months ended June 30

1999 of GRD 109 million ($0.4 million) and GRD 442 million ($1.4 million), respectively, was recorded as part of the foreign exchange loss in the statement of operations.

II.   Translations of Drachmae into U.S. Dollars

      The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on June 30, 1999, which was GRD
315.10 to $1.00. The convenience translations should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

III.  Due from Related Parties

      The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

      Balances from related companies are as follows:


                                                            December 31,             Unaudited
                                                                1998               June 30, 1999
                                                       ---------------------- ----------------------
                                                                      (in thousands)
Accounts Receivable
      Current:
         Antenna Satellite TV (USA) Inc...............              1,633,511              2,346,263
         Audiotex.....................................                 76,197                128,093
         Epikinonia Ltd...............................                 48,203                119,870
         Antenna Satellite Radio......................                 14,228                 33,091
         Antenna TV Ltd. (Cyprus).....................                686,901                821,083
         Catalogue Auctions Hellas S.A................                 40,439                 35,439
                                                       ---------------------- ----------------------
                                                                    2,499,479              3,483,839
                                                       ====================== ======================
      Long-term:
         Antenna Satellite TV (USA) Inc...............              2,438,156              2,649,978
         Less: allowance for fair value...............               (416,358)              (451,358)
                                                       ---------------------- ----------------------
                                                                    2,021,798              2,198,620
                                                       ====================== ======================
Advances
      Current:
         Catalogue Auctions Hellas S.A. ..............                141,710                149,060
                                                       ---------------------- ----------------------
                                                                      141,710                149,060
                                                       ====================== ======================
      Long-term:
         Antenna TV Ltd. (Cyprus).....................                120,979                120,979
         Epikinonia Ltd...............................                 44,158                 44,158
                                                       ---------------------- ----------------------
                                                                      165,137                165,137
                                                       ====================== ======================

    A summary of transactions with related companies are analyzed as follows:

                                                                      Revenue
                                                               from related parties
                                                    -------------------------------------------
                                                         Six Months            Six Months
                                                            Ended                Ended
                                                          June 30,              June 30,
                                                            1998                  1999
                                                    --------------------- ---------------------
Epikinonia Ltd. (Production facilities and
   technical and administrative services)..........               172,194               208,267
Antenna Satellite TV (USA) Inc. (License fees).....               506,893               511,822
Antenna Satellite Radio (Other)....................                    --                16,081
Antenna TV Ltd. (Cyprus) (Royalties)...............               235,012               223,423
Audiotex (Commissions and other)...................               151,077                    --
Pacific Broadcast (License fees)...................               290,705                    --
Antenna Radio (Other)..............................                90,540                    --
                                                    --------------------- ---------------------
                                                                1,446,421               959,593
Audiotex (Related party commission income).........                    --               230,972
                                                    --------------------- ---------------------
                                                                1,446,421             1,190,565
                                                    ===================== =====================

IV.   Segment Information and Geographic Information

      The Company's reportable segments are the television and radio businesses. The following table sets forth certain information regarding the Company's segments by service, company and geographic region:

                                                               Pay       Journalism
                                    Television    Radio     television     school
                                    ----------  ---------  ------------ -------------  Elimination of
                                      Antenna     Antenna     Pacific      Antenna     related party
                                        TV         Radio     Broadcast   Spoudastiki  revenue/expenses/    Total
                                     (Greece)    (Greece)   (Australia)   (Greece)         assets       consolidated
                                    ----------  ---------  ------------ ------------- ----------------- ------------
                                                                      (in thousands)
Sales external..................... 17,504,451  1,064,285     133,066       123,635               --     18,825,437
Related party sales................  1,339,020     20,454          --            --        (399,881)        959,593
Results............................         --         --          --            --               --             --
Operating income...................  7,251,583    407,907    (41,052)        15,044        (256,333)      7,377,149
Depreciation and amortization......    290,591     22,827      17,884         2,000               --        333,302
Amortization of programming costs..  6,243,947    133,704          --            --               --      6,377,651
Equity in net income of
   unconsolidated entities.........     99,684         --          --            --               --         99,684
Net income (loss) before tax.......  5,121,527    296,887    (52,039)        15,044               --      5,381,419
Net income (loss)..................  3,053,343    283,887    (52,039)         9,544               --      3,294,735
Segment assets.....................         --         --          --            --               --             --
Total assets (June 30, 1999)....... 84,122,282  1,819,098     556,815       137,581     (11,319,642)     75,316,134
Total assets (December 31, 1998)... 58,964,240  1,615,650     472,821       124,114        (936,528)     60,240,297

V.    Programming Costs

      The following table sets forth the components of the programming costs, net of amortization:

                                      December 31,              Unaudited
                                          1998                June 30, 1999
                                  ---------------------   ----------------------
                                                 (in thousands)
Produced programming..............        11,448,729               12,931,073
Purchased sports rights...........         3,233,640                2,260,780
Licensed program rights...........         1,875,691                1,947,544
Prepaid license program rights....         1,546,851                1,456,870
Prepaid produced programs.........           778,086                  815,856
                                  ---------------------   ----------------------
                                          18,882,997               19,412,123
Less: current portion.............       (11,795,427)             (12,071,511)
                                  ---------------------   ----------------------
                                           7,087,570                7,340,612
                                  ---------------------   ----------------------

VI.   Bank Overdrafts and Short-term Borrowings

      Short-term borrowings consist primarily of indebtedness under various lines of credit. The aggregate amount of available credit is GRD 8 billion.

      Bank overdrafts and short-term borrowings are secured by the assignments of the advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee from advertisers.

      The interest expense for the six months ended June 30, 1999 was GRD 78 million. There was no interest expense for the six months ended June 30, 1998.

VII.  Deferred Income Taxes

      The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1998 and June 30, 1999 are summarized below (the tax rate in effect at December 31, 1998 and June 30, 1999 was 40%):

                                               December 31,          June 30,
                                                   1998                1999
                                               ------------        ------------
                                                        (in thousands)
Deferred tax liabilities
   Programming costs...........................   1,793,679           2,485,009
   Premium unamortized.........................     176,688                  --
   Reserves....................................     430,348             430,348
   Reserves taxed in a special way.............     233,826             233,826
   Deferred charges............................     231,015             254,037
   Leased assets...............................     274,335             247,342
   Deferred interest on finance leases.........       5,936               4,542
   Customer advances...........................     502,700             531,588
   Accrued expenses and other liabilities......      53,191             443,018
                                               ------------        ------------
Gross deferred tax liabilities.................   3,701,718           4,629,710
                                               ------------        ------------
Deferred tax assets
   Property and equipment......................      32,942              33,518
   Long-term liability.........................      17,600              17,600
   Long-term lease liability...................      22,051              10,072
   Short-term lease liability..................      26,278              43,527
   Long-term receivables.......................   1,193,308           1,201,309
   Deferred revenue ...........................       6,825               6,400
   Accounts receivable.........................     356,388             370,730
   Employee retirement benefits................     172,793             171,929
   Other assets................................     409,202             439,891
   Other provisions............................     195,531             224,732
   Accrued expenses............................   1,615,315             439,818
   Net operating losses........................     139,484              26,484
                                               ------------        ------------
Gross deferred tax assets......................   4,187,717           2,959,526
                                               ------------        ------------
Less: valuation allowance......................  (1,306,288)         (1,193,288)
                                               ------------        ------------
Net deferred tax (liability)...................    (820,289)         (2,863,472)
                                               ============        ============

      Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

      The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                               December 31,          June 30,
                                                   1998                1999
                                               ------------        ------------
                                                        (in thousands)
Net current deferred tax liability............   (1,165,531)         (3,209,045)
                                               ------------        ------------
Net non-current deferred tax assets...........      345,242             345,573
                                               ============        ============

      The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                Unaudited Three Months    Unaudited Six Months
                                    Ended June 30,           Ended June 30,
                               ------------------------  -----------------------
                                  1998          1999         1998        1999
                               ------------ -----------  ------------ ----------
                                                 (in thousands)
Current.......................       44,836      16,187        57,285     43,501
Deferred income taxes.........      119,326   1,454,488       361,257  2,043,183
                               ------------ -----------  ------------ ----------
Provision income taxes........      164,162   1,470,675       418,542  2,086,684
                               ------------ -----------  ------------ ----------

      The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                Unaudited Three Months    Unaudited Six Months
                                    Ended June 30,           Ended June 30,
                               ------------------------  -----------------------
                                  1998          1999         1998        1999
                               ------------ -----------  ------------ ----------
                                                 (in thousands)
Tax provision at statutory rate.  1,183,948   1,562,481        93,357  2,152,568
Effect of change in tax rate....         --          --       (96,507)        --
Interest income.................    (61,200)    (95,523)      (90,646) (134,880)
Disallowed prior period expenses     21,300      37,171        40,224     52,450
Non-deductible general expenses.     45,000      58,731        97,114    108,731
loss not subject to income tax..         --          --            --     20,815
Change in valuation allowance... (1,024,886)         --       375,000  (113,000)
                               ------------ -----------  ------------ ----------
Provision for income taxes......    164,162   1,562,860       418,542  2,086,684
                               ------------ -----------  ------------ ----------

      Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

      In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

      The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

      The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.

VIII. Long-term Debt

      Long-term debt consists of:

                                                                                 Unaudited
                                                               December 31,      June 30,
                                                                   1998            1999
                                                              --------------  ---------------
                                                                       (in thousands)
Senior Notes due 2007 issued on August 12, 1997. Interest on the Notes is paid semi-annually in February and August
      commencing February 1, 1998, at a rate of 9% per
      annum. The Senior Notes are redeemable, in whole or in
      part, at the option of the Company at any time on or
      after August 1, 2002.                                       32,545,000       34,924,851
                                                              --------------  ---------------
                                                                  32,545,000       34,924,851
Less: Current portion                                                     --               --
                                                              --------------  ---------------
                                                                  32,545,000       34,924,851
                                                              ==============  ===============

      Interest expense relating to the Senior Notes for the six months ended June 30, 1998 and 1999 totaled GRD 1,580 million and GRD 1,574 million, respectively, and is included in interest expense in the accompanying statements of operations.

      On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.5 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 19 million ($0.5 million) consisting of the following:

                                                      Unaudited Six Months
                                                      Ended June 30, 1998
                                                      --------------------
                                                         (in thousands)
Discount on prepayment of Senior Notes................              36,890
Write-off of related unamortized debt issuance costs..             (55,809)
                                                      --------------------
                                                                   (18,919)
                                                      ====================

      The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

IX.   Share Capital

      On March 12, 1999, the Company completed the issuance of 3,080,000 common shares through an initial public offering, resulting in net proceeds to the Company of GRD 25,356 million. The Company's share capital increased by GRD 308 million and the excess par value amounted to GRD 24,962 million, which has been recorded as additional paid-in capital.

X.    Foreign Exchange (losses) gains

      Foreign exchange (losses) gains included in the statements of operations are analyzed as follows:

                                                      Unaudited Three Months      Unaudited Three Months
                                                          Ended June 30,              Ended June 30,
                                                      ----------------------      ----------------------
                                                         1998        1999            1998        1999
                                                      ---------- -----------      ----------  ----------
                                                                       (in thousands)
Realized loss on forward contract.....................        --  (2,777,096)             --  (2,777,096)
Foreign exchange gain on forward contract representing
      difference between balance sheet rate and
      forward rate ($)                                        --   2,539,356              --   4,605,000
Amortization of the premium on forward contract.......        --    (261,000)             --    (783,000)
Mark to market adjustment on option...................        --    (109,135)             --    (441,719)
Foreign exchange gain (loss) on Senior Notes ($)...... 1,365,646  (1,117,452)     (2,923,970) (3,565,845)
Foreign exchange gain on cash, receivables and payables
      denominated in foreign currencies ($)...........  (470,854)    921,869         793,841   2,273,742
Realized gain (loss) on transactions..................  (212,737)    185,472        (212,737)    160,528
                                                      ---------- -----------      ----------  ----------
                                                         682,054    (617,986)     (2,342,866)   (528,390)
                                                      ========== ===========      ==========  ==========

XI.   Other income (expense)

      Other income (expense) for the six months ended June 30, 1999 includes start-up costs of GRD 444 million associated with the Company's evaluating possible options for an investment in the direct-to-home television business and a charge of GRD 19 million (see Note 8 above) relating to the early extinguishment of the Senior Notes.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company derives a substantial portion of its revenue from the sale of television advertising time (93.3% of total net revenue in the six months ended June 30, 1999 and 91.7% in the six months ended June 30, 1998). While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its majority-owned subsidiary, Audiotex S.A. ("Audiotex"), which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd., which produces infomercials and pays Antenna for production and technical support.

      The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc., and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast Distribution Ltd. ("Pacific Broadcast").

       In March 1999, the Company raised net proceeds of $86.5 million in an initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the IPO to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of approximately $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 1 of Notes to Financial Statements.

      These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

      The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

Results of Operations

   Three Months Ended June 30, 1999 (unaudited)
   Compared to Three Months Ended June 30, 1998 (unaudited)

      Total net revenue increased GRD 1,942 million ($6.2 million), or 20.2%, from GRD 9,630 million ($30.5 million) in the three months ended June 30, 1998 to GRD 11,572 million ($36.7 million) in the three months ended June 30, 1999. This increase was attributable primarily to an underlying increase in advertising revenue.

      Advertising revenue, which comprised 93.6% of total net revenues for the three months ended June 30, 1999, increased GRD 1,999 million ($6.4 million), or 22.6%, from GRD 8,834 million ($28.0 million) in the three months ended June 30, 1998 to GRD 10,833 million ($34.4 million) in the three months ended June 30, 1999. This increase principally reflected an underlying increase in advertising revenue of GRD 1,353 million ($4.3 million), primarily as a result of increases in volume, which in turn reflected higher ratings. The total increase in advertising revenue also reflected the addition of GRD 646 million ($2.0 million) of advertising revenue from Antenna Radio. In the prior period, revenue from Antenna Radio consisted primarily of GRD 47 million ($0.2 million) of related party revenue from interest on a credit facility with the Company.

      Related party revenue decreased GRD 226 million ($0.7 million), or 29.5%, from GRD 768 million ($2.4 million) in the three months ended June 30, 1998 to GRD 542 million ($1.7 million) in the three months ended June 30, 1999, principally reflecting the elimination upon consolidation and reclassification of related party revenue resulting from the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex, partially offset by the addition of GRD 14 million of related party revenue from Antenna Radio (license fees paid by Antenna Satellite Radio). Revenue earned from Audiotex, a company accounted for using the equity method, is included under related party commission income (while in prior periods it was included under related party revenue).

      Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 169 million ($0.5 million), or 591.6%, from GRD 29 million ($0.1 million) in the three months ended June 30, 1998 to GRD 197 million ($0.6 million) in the three months ended June 30, 1999, principally as a result of the addition of GRD 150 million ($0.5 million) of other revenue, representing revenue from subscriber fees and tuition, from Pacific Broadcast and Antenna Spoudastiki. The balance of the increase was attributable to an underlying increase in revenues from infomercials and distribution agreements.

      Cost of sales decreased GRD 121 million ($0.4 million), or 6.0%, from GRD 1,944 million ($6.2 million) in the three months ended June 30, 1998 to GRD 1,823 million ($5.8 million) in the three months ended June 30, 1999. This decrease was attributable primarily to decreases in the costs associated with the acquisition of foreign programming and Greek features, offset by an increase in costs associated with the production of news (due to the coverage of the war in Kosovo). This decrease was further offset by an increase in cost of sales resulting from the addition of GRD 236 million ($0.8 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast.

      Selling, general and administrative expenses ("SG&A") decreased GRD 292 million ($0.9 million), or 19.3%, from GRD 1,513 million ($4.8 million) in the three months ended June 30, 1998 to GRD 1,221 million ($3.9 million) in the three months ended June 30, 1999. This decrease was attributable principally to underlying decreases in frequency fees, sales promotion expenses, legal expenses and provisions for accounts receivable, partially offset by the addition of GRD 144 million ($0.5 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast. The decrease was further offset by underlying increases in maintenance, rent and travel expenses.

      Amortization of programming costs increased GRD 34 million ($0.1 million), or 1.1%, from GRD 3,072 million ($9.7 million) in the three months ended June 30, 1998 to GRD 3,106 million ($9.8 million) in the three months ended June 30, 1999, all of which was attributable to the Company.

      Depreciation increased GRD 48 million ($0.1 million), or 40.1%, from GRD 118 million ($0.4 million) in the three months ended June 30, 1998 to GRD 166 million ($0.5 million) in the three months ended June 30, 1999, of which GRD 21 million ($0.06 million) of this increase was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki.

      Operating income increased GRD 2,273 million ($7.2 million), or 76.2%, from GRD 2,983 million ($9.5 million) in the three months ended June 30, 1998 to 5,256 million ($16.7 million) in the three months ended June 30, 1999, principally reflecting an underlying increase in total net revenue during the period (including the addition of GRD 286 million ($0.9 million) of revenue from Antenna Radio).

      Interest expense, net decreased GRD 160 million ($0.5 million), or 22.3%, from GRD 715 million ($2.2 million) in the three months ended June 30, 1998 to GRD 555 million ($1.7 million) in the three months ended June 30, 1999, reflecting an increase in interest income principally as a result of higher cash balances outstanding during the three months ended June 30, 1999 and, to a lesser extent, the addition of GRD 5 million ($0.02 million) of interest income from Antenna Radio. The decrease in interest expense, net was partially offset by an increase in gross interest expense during the period, principally attributable to the addition of GRD 25 million ($0.08 million) of gross interest expense from Antenna Radio and Pacific Broadcast. See "--Liquidity and Capital Resources."

      Foreign exchange losses increased GRD 1,300 million ($4.1 million) from a gain of GRD 682 million ($2.1 million) to a loss of GRD 618 million ($2.0 million), primarily reflecting unrealized losses resulting from the translation of the Senior Notes denominated in U.S. dollars, the loss realized on the forward contract, the amortization of the premium on the forward contract, the mark to market adjustment on the option (see Note 10 of Notes to Financial Statements) and the addition of GRD 7 million ($0.02 million) of foreign exchange losses from Antenna Radio.

      Provision for income taxes increased GRD 1,296 million ($4.1 million) from GRD 164 million ($0.5 million) in the three months ended June 30, 1998 to GRD 1,460 million ($4.6 million) in the three months ended June 30, 1999, principally as a result of increased operating income and changes in valuation allowance. Of the increase in provision for income taxes, GRD 8 million ($0.03 million) was attributable to the addition of provision for income taxes for Antenna Radio and Antenna Spoudastiki.

      Net income decreased GRD 269 million ($0.9 million) from GRD 2,796 million ($8.87 million) in the three months ended June 30, 1998 to GRD 2,527 million ($8.0 million) in the three months ended June 30, 1999. The decrease was principally attributable to an increase in the provision for income taxes, partially offset by an underlying increase in operating income and the contribution of operating income from Antenna Radio.

   Six Months Ended June 30, 1999 (unaudited)
   Compared to Six Months Ended June 30, 1998 (unaudited)

      Total net revenue increased GRD 3,420 million ($10.9 million), or 20.9%, from GRD 16,365 million ($51.9 million) in the six months ended June 30, 1998 to GRD 19,785 million ($62.8 million) in the six months ended June 30, 1999. This increase was attributable primarily to an underlying increase in advertising revenue.

      Advertising revenue, which comprised 93.3% of total net revenues for the six months ended June 30, 1999, increased GRD 3,616 million ($11.5 million), or 24.4%, from GRD 14,841 million ($47.1 million) in the six months ended June 30, 1998 to GRD 18,457 million ($58.6 million) in the six months ended June 30, 1999. This increase principally reflected an underlying increase in advertising revenue of GRD 2,556 ($8.1 million), primarily as a result of increases in volume, which in turn reflected higher ratings. The total increase in advertising revenue also reflected the addition of GRD 1,060 million ($3.4 million) of advertising revenue from Antenna Radio. In the prior period, revenue from Antenna Radio consisted primarily of GRD 91 million ($0.3 million) of related party revenue from interest on a credit facility with the Company.

      Related party revenue decreased GRD 486 million ($1.5 million), or 33.7%, from GRD 1,446 million ($4.6 million) in the six months ended June 30, 1998 to GRD 960 million ($3.1 million) in the six months ended June 30, 1999, principally reflecting the elimination upon consolidation and reclassification of related party revenue resulting from the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex, partially offset by the addition of GRD 16 million ($0.05 million) of related party revenue from Antenna Radio (license fees paid to Antenna Radio by Antenna Satellite Radio).

      Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 291 million ($0.9 million), or 371.0%, from GRD 78 million ($0.3 million) in the six months ended June 30, 1998 to GRD 369 million ($1.2 million) in the six months ended June 30, 1999, principally as a result of the addition of GRD 261 million ($0.8 million) of other revenue, representing revenue from subscriber fees and tuition, from Pacific Broadcast and Antenna Spoudastiki. The balance of the increase was principally attributable to underlying increases in revenues from Antenna's branded credit card.

      Cost of sales increased GRD 158 million ($0.5 million), or 5.0%, from GRD 3,092 million ($9.8 million) in the six months ended June 30, 1998 to GRD 3,250 million ($10.3 million) in the six months ended June 30, 1999. This increase was attributable primarily to the addition of 469 million ($1.5 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast and, to a lesser extent, an increase in costs associated with the production of news (due to the coverage of the war in Kosovo). This increase was partially offset by decreases in the costs associated with the acquisition of foreign programming and Greek features.

      Selling, general and administrative expenses ("SG&A") decreased GRD 215 million ($0.7 million), or 7.7%, from GRD 2,796 million ($8.9 million) in the six months ended June 30, 1998 to GRD 2,581 million ($8.2 million) in the six months ended June 30, 1999. This decrease was attributable principally to underlying decreases in sales promotion expenses, frequency fees, provisions for accounts receivable, legal expenses and advertising expenses, partially offset by the addition of GRD 309 million ($1.0 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast. The decrease was further offset by underlying increases in payroll, market research and rent expenses.

      Amortization of programming costs increased GRD 8 million ($0.03 million) from GRD 6,236 million ($19.8 million) in the six months ended June 30, 1998 to GRD 6,244 million ($19.8 million) in the six months ended June 30, 1999, all of which was attributable to the Company.

      Depreciation increased GRD 91 million ($0.3 million), or 37.6%, from GRD 242 million ($0.8 million) in the six months ended June 30, 1998 to GRD 333 million ($1.1 million) in the six months ended June 30, 1999, of which GRD 43 million ($0.1 million) of this increase was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki.

      Operating income increased GRD 3,378 million ($10.7 million), or 84.5%, from GRD 3,999 million ($12.7 million) in the six months ended June 30, 1998 to 7,377 million ($23.4 million) in the six months ended June 30, 1999, principally reflecting an underlying increase in total net revenue during the period (including the addition of GRD 317 million ($0.4 million) of revenue from Antenna Radio) and a decrease in SG&A, partially offset by an increase in cost of sales.

      Interest expense, net decreased GRD 201 million ($0.6 million), or 13.9%, from GRD 1,441 million ($4.6 million) in the six months ended June 30, 1998 to GRD 1,240 million ($4.0 million) in the six months ended June 30, 1999, reflecting an increase in interest income principally as a result of higher cash balances outstanding during the six months ended June 30, 1999 and, to a lesser extent, the addition of GRD 7 million ($0.02 million) of interest income from Antenna Radio. The decrease in interest expense, net was partially offset by an increase in gross interest expense during the period, principally attributable to the addition of GRD 72 million ($0.2 million) of gross interest expense from Antenna Radio and Pacific Broadcast. See "--Liquidity and Capital Resources."

      Foreign exchange losses decreased GRD 1,814 million ($5.8 million) from GRD 2,343 million ($7.5 million) to GRD 528 million ($1.7 million), reflecting gains from the Company's U.S. dollar cash holdings, receivables/payables and the forward contract, which offset unrealized losses resulting from the translation of the Senior Notes denominated in U.S. dollars, the amortization of the premium on the forward contract, the mark to market adjustment on the option (see Note 10 of Notes to Financial Statements) and the addition of GRD 32 million ($0.1 million) of foreign exchange losses from Antenna Radio and Pacific Broadcast.

      Equity in net income of unconsolidated entities increased from zero in the six months ended June 30, 1998 to GRD 15 million ($0.05 million) in the six months ended June 30, 1999, as a result of the acquisition of an interest in Audiotex (which is accounted for using the equity method).

      Related party commission income increased from zero in the six months ended June 30, 1998 to GRD 231 million ($0.7 million) in the six months ended June 30, 1999, as a result of the reclassification as related party commission income of revenue earned from Audiotex.

      Other income decreased GRD 492 million ($1.6 million) from income of GRD 19 million ($0.06 million) in the six months ended June 30, 1998 to a loss of GRD 473 million ($1.5 million) in the six months ended June 30, 1999, as a result of a charge of GRD 19 million ($0.06 million) related to the early extinguishment of a portion of the Senior Notes and costs associated with the Company's evaluating possible options for an investment in the direct-to-home television business, partially offset by the addition of GRD 7 million ($0.02 million) of other income from Antenna Radio.

      Provision for income taxes increased GRD 1,668 million ($5.3 million) from GRD 419 million ($1.3 million) in the six months ended June 30, 1998 to GRD 2,087 million ($6.6 million) in the six months ended June 30, 1999, principally as a result of increased operating income. Of the increase in provision for income taxes, GRD 19 million ($0.06 million) was attributable to the addition of provision for income taxes for Antenna Radio and Antenna Spoudastiki.

      Net income increased GRD 3,480 million ($11.0 million) from a net loss of GRD 185 million ($0.6 million) in the six months ended June 30, 1998 to net income of GRD 3,295 million ($10.0 million) in the six months ended June 30, 1999, reflecting an underlying increase in operating income and the contribution of operating income from Antenna Radio.

Liquidity and Capital Resources

      The Company funds its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of cash flow from operations and equity contributions. As of June 30, 1999, the Company had approximately GRD 35,259 million ($112.0 million) of total debt (long-term indebtedness and long-term obligations under capital leases). In March 1999, the Company completed the IPO of 7,700,000 ADSs, representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. Of the 7,700,000 ADSs sold, 6,160,000 were sold by the Company for net proceeds of $86.5 million and 1,540,000 were sold by a selling shareholder for net proceeds of $14.4 million. On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of its outstanding Senior Notes. See Note 8 of Notes to Financial Statements. On May 6, 1999, the Company used a portion of the net proceeds received by it from the IPO to complete the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex. See Note 1 of Notes to Financial Statements.

      The Company's principal use of funds are expenditures for programming, which expenditures totaled GRD 9,442 million ($30.0 million) in the six months ended June 30, 1998 and GRD 6,773 million ($21.5 million) in the six months ended June 30, 1999.

      Operating Activities. Net cash used in operating activities was GRD 5,256 million ($16.7 million) in the six months ended June 30, 1998 compared to GRD 6,680 million ($21.2 million) in the six months ended June 30, 1999.

      Investing Activities. Net cash used in investing activities was GRD 72 million ($0.2 million) in the six months ended June 30, 1998 and GRD 10,318 million ($32.7 million) in the six months ended June 30, 1999, reflecting the cost of the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex and increased purchases of fixed assets such as technical and office equipment.

      Financing Activities. Net cash used in financing activities was GRD 125 million ($0.4 million) in the six months ended June 30, 1998 compared to net cash provided by financing activities of GRD 23,632 million ($75.0 million) in the six months ended June 30, 1999. The increase in funds from financing activities in 1999 principally reflects the net proceeds of GRD 25,270 million ($80.2 million) from the IPO, offset by the early repurchase of a portion of the Senior Notes.

      Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 471 million ($1.5 million). The Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the indenture with respect to the Senior Notes.

      Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years. An installment of approximately GRD 447 million ($1.4 million) was paid during the three month period ended June 30, 1999.

Year 2000 and Euro Conversion

      The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

      The Company is in the process of upgrading its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The Company believes that the hardware related to its computer network is now Year 2000-compliant, while the relevant operating systems related to the computer network are expected to be year 2000-compliant by

September 1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The software applications related to its business systems are expected to be Year 2000-compliant by October 1999. The cost of upgrading the Company's accounting and finance systems is estimated to be GRD 50 million ($0.2 million). The balance of the necessary upgrades will be completed by the end of 1999, at a cost of approximately GRD 92 million ($0.3 million).

      The Company has evaluated the extent to which non-information technology systems would be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. The principal systems are expected to be fully compliant within the fourth quarter of 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company will develop contingency plans that address its failure to be Year 2000-compliant, or the failure of third parties with which the Company deals to be Year 2000-compliant, if the final testing of its applications for Year 2000 compliance fails.

      The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is capable of handling conversion to the euro.

Inflation

      Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk Management

      The Company's functional currency is the drachma but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non- drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 512 million ($1.6 million), or 4.4%, of total net revenue in the three month period ended June 30, 1999. The Company's non- drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.4% of total net revenue in the three month period ended June 30, 1999. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 33,368 million ($105.9 million), or 100%, of total indebtedness, at June 30, 1999. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

      Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

      The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. The Company is currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

      The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

      The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 261 million was recognized for the three months ended June 30, 1999 and GRD 783 million was recognized for the six months ended June 30, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) was offset by corresponding losses or gains on the forward contract's notional amount.

      The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the three months and six months ended June 30 1999 of GRD 109 million ($0.4 million) and GRD 442 million ($1.4 million), respectively, was recorded as part of the foreign exchange loss in the statement of operations.

      The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:


            Financial Instrument             Maturity (2007)       Fair Value
      ----------------------------------   -------------------  ----------------
                                            (GRD)        ($)    (GRD)       ($)
                                                        (in millions)
      Senior Notes ($111 million)...........34,925      111.1     30,596    97.0
      Average interest rate.................       9.8%                 --

      The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

      The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

      The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:


            Financial Instrument             Maturity (2007)       Fair Value
      ----------------------------------   -------------------  ----------------
                                            (GRD)        ($)    (GRD)       ($)
                                                        (in millions)
      Senior Notes ($111 million)...........34,925      111.1     30,596    97.0
      Average interest rate.................       9.8%                 --

      The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

(d)   Use of Proceeds from Registered Securities

      The Company's Registration Statement on Form F-1 (Registration No. 333-72247) with respect to the IPO became effective on March 3, 1999. The sale of the ADSs in the IPO commenced on March 3, 1999 and closed on March 9, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      On May 6, 1999, the Company utilized a portion of the net proceeds received by it from the IPO to acquire the following interests: a 51% interest in Audiotex. (for a purchase price of $7.25 million); a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki, which operates a training center for journalists and other media personnel (for a purchase price of approximately $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer (see
Note 1 of Notes to Financial Statements).

ITEM 4.  SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS

      On June 30, 1999, the Company held its Annual Ordinary General Assembly (the "General Assembly") at which the following matters were submitted to a vote of the Company's shareholders:

      1. approval of reports of the board of directors and auditors for fiscal year 1998;

      2.    approval of the financial statements for fiscal year 1998;

      3. indemnification of the board of directors and auditors for fiscal year 1998;

      4.    ratification of the appointment of the auditors for fiscal year
            1999;

      5. ratification of the appointment of members of the board of directors following substitution of resigned members; and ratification of all other actions of the Company's board of directors for fiscal year 1998; and

      6.    waiver of dividends payable for fiscal year 1998.

With respect to the matters described in items 1 through 5 above, there were 15,999,440 votes cast in favor, no votes cast against and 3,850,000 abstentions/broker non-votes. With respect to the matter described in item 6 above, there were 19,849,440 votes cast in favor, no votes cast against and no abstentions/broker non-votes.

      All members of the board of directors who served prior to the General Assembly continue to serve as directors through the remainder of the current term (July 2003).

ITEM 5.  OTHER INFORMATION

(a)    Forward-Looking Statements

       In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ANTENNA TV S.A.
                                             (Registrant)


                                             By: /s/ Nikolaos Angelopoulos
                                                 -------------------------
                                                 Name:  Nikolaos Angelopoulos
                                                 Title: Chief Financial Officer

Dated: August 2, 1999